UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 000-19700

AMYLIN PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.00% Convertible Senior Notes due 2014

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Amylin Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Amylin Pharmaceuticals, Inc.

Date:	August 8, 2012	By:	/s/ Demetrios Kydonieus

Name: Demetrios Kydonieus
Title: Vice President